Mail Stop 7010
								September 30, 2005

Alan C. Bergold
President
HIA, Inc.
1105 W. 122nd Avenue
Westminster, CO 80234

Re:	HIA, Inc.
      Schedule 14C
      File No. 0-09599
      Schedule 13E-3
      005-32535
      Filed August 30, 2005

Dear Mr. Bergold:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

SCHEDULE 13E-3

Signature Page
1. The title of each person signing this schedule must be typed or printed beneath their signature. Please revise.

Information Statement on Schedule 14C

General
2. Because a small number of unaffiliated shareholders will continue to own stock after the split, please disclose any current plans to do a squeeze-out merger after this transaction.
3. You disclose that HIA will "only have a handful of shareholders" following this transaction. Please quantify. Note that if, after the transaction, there are unaffiliated security holders who will remain shareholders of the company, you must revise the document to provide a separate fairness determination with respect to each group of unaffiliated security holders. See Q&A No. 19 of Exchange Act Release No. 17719 (April 13, 1981).

Summary Term Sheet

What if I hold shares of HIA stock in "street name" or in multiple brokerage accounts?
4. You disclose that HIA intends to apply the split transaction to security holders who hold their shares directly and those that hold their shares in "street name." Tell us how you can ensure that the transaction is effected at the level of street name holders. Revise to discuss the actions that should be taken by your security holders to ensure that the split will have the desired effect.

5. You suggest that a security holder may want to combine their shares into a single account or request a certificate for their street name shares of the security holder holds more than 45,000 shares in different forms. Please advise security holders who they should contact to accomplish this.

How did the board of directors determine the fairness of the reverse split?, page 9
6. Please disclose the number of directors and the fact that none are independent.

What are the interests of affiliates of the company in the reverse stock split?
7. We note that you disclose that the directors and executive officers have interests in this transaction that could conflict with unaffiliated shareholders, namely owning 97% of your stock after the transaction. Please revise to briefly disclose all of the specific interests that your officers and directors have in this transaction, including the amount of shares and/or consideration to be received by each. Another example, if applicable, would include increases in the compensation to be received by your officers and directors as a result of this transaction and other material alterations to the existing executive agreements that will be favorable to your executive officers.


What percentage of shareholders must vote in favor of the reverse split transaction for it to be approved..., page 11
8. In discussing the votes required to approve the proposal, please state the total voting power, in terms of shares expressed as a number, as well as a percentage, represented by the officers and directors who have expressed their intent to vote their shares in favor of the transaction.

Will I have to pay brokerage commission when I receive cash for my shares?
9. Please address the possibility that security holders will be required to pay commissions or other transaction fees if they hold their shares through a broker, or other intermediary.

Special Factors
Background of the Transaction, page 15
10. In an appropriate place in this discussion, expand the discussion of the background of the transaction to describe all meetings, negotiations, contacts, etc. among board members, management and/or third parties. In doing so, please identify the participants in and initiators of each meeting or contact and the date of each meeting.
In particular, we note the following:

* Please identify the person or persons who first raised the issue of taking the company private and provide a more definite time frame for this action. We note your statement that the board of directors initiated the discussion and that Mr. Bergold made certain observations at this meeting.
* Provide a materially complete summary of Mr. Bergold`s report to management.
* Please disclose the details of the subsequent discussions held by the board to as to the price that would be fair to unaffiliated shareholders since the initial January 26, 2005 meeting. Please disclose the dates, initiators, and conclusions of all such meetings.
For instance, were there meetings between March and July and between
July and August 29, 2005.
* Describe the participation of the other members of the board other than Mr. Bergold in the background of the transaction. Address why the board first initiated discussions about going private in 2005 rather than some earlier date since the passage of the Sarbanes-Oxley
Act.
* Clarify how the board chose the three investment banking firms to interview and why it settled on St. Charles Capital. Disclose its qualifications. See Item 1015(b)(2) of Regulation M-A. Were any of the firms engaged to provide financial consulting services to you at that time or had they had relationships with you in the past?
* Please discuss any other prices that were considered before determining the final cash out price. We note that prior to engaging
St. Charles Capital, the board preliminarily determined that $0.60 per share was fair. Elaborate on this deliberative process, including how the board derived the per share price based on the trading prices, book value, results of operations and projected future results. Also, did the board choose the price per share exclusive of St. Charles?
Please refer to Item 1015(b)(5) of Regulation M-A.

Alternatives Considered, page 17
11. We note your statement that each of the alternative going private transactions discussed would be more costly than the reverse split.
If the board quantified the anticipated costs of each alternative considered, please disclose this and compare to the costs of the reverse split.
12. We note your statement that neither you nor your shareholders have realized the benefits normally associated with being a public company and the subsequent, separate discussion of liquidity for public shareholders. If there are other benefits that the board considered, please elaborate upon them. Explain why they have not in the past and are not now being realized and why you do not believe that they will be realized in the future.
13. Please disclose why HIA did not consider any transactions with unaffiliated third parties.

Purposes and Reasons for the Proposed Reverse Split, page 18
14. Please elaborate upon how you arrived at the $160,000 first year and $100,000 subsequent incremental costs of complying with Section
404.  `

Potential Disadvantages of the Reverse Split, page 19
15. In addition to disclosing whether and how you intend to communicate with your shareholders about your financial condition and operating results and the extent to which you will be required to communicate with your shareholders after the transaction, please include the lack of public disclosure as a potential disadvantage of the reverse split. We note that you mention this briefly in the Summary Term Sheet.
16. Revise to discuss that you will no longer be subject to the provisions of the Sarbanes-Oxley Act or the liability provisions of the Exchange Act and that officers of the company will no longer be required to certify the accuracy of your financial statements. Please refer to Instruction 2 to Item 1013 of Regulation M-A.

Fairness Determination of HIA`s Board of Directors, page 19
17. If a filing person relied on the analysis of another, it must expressly adopt the conclusion and analyses of the party that performed the Item 1014(b) analysis in order to fulfill its disclosure obligation. We note that in the section entitled Liquidation Value, the board adopted this specific analysis of St. Charles Capital. It is unclear if the board has adopted the remainder of St. Charles` opinion and analysis. You should clarify that you are adopting all of St. Charles Capital`s analyses, as opposed the liquidation or any other single analysis.

18. We note on page 16 that in preliminarily evaluating the $0.60 per share price the board considered whether this constitutes fair value in relation to the results of operations in recent periods and projected future results. Please elaborate on how the board considered the company`s historical and projected result of operations in its evaluation of the proposed $0.60 per share price. `

Procedural Fairness, page 21
19. Please expand on the basis for the favorable procedural fairness determination in the absence of the safeguards identified in Item 1014(c), (d) and (e) of Regulation M-A. Your discussion of each of these items focuses on the impracticality of using these safeguards rather than why the transaction is procedurally fair to unaffiliated shareholders in their absence. Regarding the approval of unaffiliated shareholders, your discussion should also specifically refer to the fact that the vote is assured and that the shareholders are not entitled to appraisal rights. Also, explain how St. Charles` determination that the cash to be paid to investors is fair constitutes a procedural safeguard. Please refer to Question and Answer 21 in Exchange Act Release 17719 (April 13, 1981).
20. Revise to clarify whether the board made the determination that this transaction is procedurally fair with respect to each group of unaffiliated shareholders - those remaining security holders after the reverse split and those being cashed out. We note the distinction made regarding the substantive fairness to each group. Please also revise the language in the first paragraph under "Fairness Determination of HIA`s Board of Directors" to clarify whether the board considered whether the transaction is procedurally fair to HIA`s unaffiliated shareholders, including those who will receive cash and those who will retain shares, as opposed to whether the transaction is procedurally fair to shareholders, including those who are unaffiliated. The board and other filing persons must discuss their procedural and substantive fairness conclusions as to all unaffiliated shareholders, apart from all shareholders as a group.

Opinion of St. Charles Capital, page 23
21. Clarify whether St. Charles Capital opined as to the fairness of the price to be paid to the unaffiliated shareholders. Most of the references in this section refer to all shareholders who will receive cash as a group. This presumably includes affiliated shareholders, who may be cashing out fractional shares and retaining whole shares, as well as unaffiliated shareholders. If St. Charles Capital did not opine specifically as to the unaffiliated shareholders, but instead opined as to all shareholders, please make this clear and discuss, under Fairness Determination of HIA`s Board, why the board nevertheless relied upon and adopted the analyses conducted by St. Charles Capital as a basis for its conclusion that the transaction is fair to unaffiliated shareholders.
22. Please confirm supplementally that St. Charles Capital has not received any other compensation from or had any material relationship with you or your affiliates for two years.

   See Item 1015(b)(4) of Regulation M-A.

23. Although we understand that you filed the opinion and the final board book of St. Charles Capital as an exhibit to your Schedule 13E-
3, we remind you that that each and every report, opinion, consultation, proposal, or presentation, whether written or oral, preliminary or final, received by the company or any affiliates from any third party and materially related to this offer constitutes a separate Item 1015 report that must be described in detail in the document. This requirement would therefore require a discussion of the preliminary analyses performed in connection with the May 2005 presentation and report, as well as the July 28, 2005 opinion, presentation and report. Please revise to include a discussion of both the final and preliminary reports.
24. In connection with your discussion of the preliminary and final reports that St. Charles Capital prepared, please elaborate on the reasons for and effect of the adjustments that HIA requested St. Charles Capital to make. In particular, we note your disclosure that the original valuation was revised to reduce the amount of the "control premium adjustment" to characterize the 10% discount as a "lack of liquidity" discount, however the impact of this change on the analyses that were conducted is not clear.
25. Briefly describe the assumptions made and limitations on the scope imposed on St. Charles Capital`s opinion.
26. We note that St. Charles Capital relied upon the accuracy and completeness of the financial information and other pertinent information provided by HIA to St. Charles for purposes of rendering its opinion. Please disclose whether the board considered this reliance on these materials to be reasonable.
27. You disclose that the summary is qualified in its entirety by the full text of the fairness opinion and the valuation report. Because you are responsible for the accuracy of the information in the filing, this qualification is inappropriate. Please remove this qualification.

Comparable Company Analysis, page 25
28. Disclose how the selected companies compare to HIA in terms of size. We note your statement that because most of the comparable public companies used in this valuation are significantly larger than
HIA, St. Charles applied size discounts to the multiples on a company by company basis to more accurately reflect the valuation associated with a company of HIA`s size. You should provide a similar discussion for your comparable transaction analysis.
29. We note that when applying the size discounts to the multiples on a company by company basis, the discounts used ranged from zero to 26.2%. Please disclose how the specific discount percentages were determined and provide the discount used for each of the eight comparable companies.
30. We note that St. Charles applied a 10% illiquidity discount in order to adjust for the fact that HIA`s stock is less liquid than that of many of the comparable public companies. Please disclose what you applied the 10% illiquidity discount to and you determined that 10% was the correct amount.

Discounted Cash Flow Analysis, page 28
31. Please disclose the projections provided by management and the basis for selecting the discounted rates.

Certain Effects of the Transaction - Directors and Officers, page
30
32. Please indicate the nature of management`s post-split management positions and compensation agreements, and discuss any other positions they will hold with you or any of your affiliates following the split.

Federal Income Tax Consequences to Shareholders Who Own Fewer Than 45,000 Shares, page 31; Federal Income Tax Consequences to Shareholders Who Own More Than 45,000 Shares., page 31
33. Revise your discussion to remove the word "generally" from your statements concerning the tax consequences of the transaction as it may suggest to shareholders that they should not rely on it.
34. You disclose that this summary does not discuss all of the aspects of federal income taxation which may be important to security holders. Although the discussion is a summary, it must discuss all material federal income tax consequences. Please revise.
35. Please revise these discussions to discuss, on one hand, tax consequences to affiliated shareholders and on the other, tax consequences to unaffiliated shareholders.
36. Eliminate the disclaimer in the last sentences under "Federal Income Tax Consequences to Shareholders Who Own More Than 45,000 Shares" and other similar disclosure within this section. While you may recommend that investors consult their own tax advisors with respect to their particular tax consequences that may vary on an individual basis, you should not include language that suggests that they cannot rely on your disclosure.

Fees and Expenses; Financing the Reverse Split Transaction, page
32
37. Please briefly describe any plans or arrangements to finance or repay the loan used to fund this transaction. If you have none, please state. Please refer to
Item 1007(d)(2) of Regulation M-A.
38. Briefly disclose the financial ratios and other covenants that must be complied with under HIA`s line of credit. Also, definitively disclose whether HIA currently is in compliance with these ratios and covenants. Further, disclose whether HIA has a contingency plans if it is unable to draw down on this line of credit to pay for the securities in this transaction.

Interests of Officers and Directors in the Transaction, page 33
39. Disclose the effect of the transaction on each affiliate`s interest in the net book value and net income of HIA, Inc. in both dollar amounts and percentages. See Instruction 3 to Item 1013 of Regulation M-A.

Financial Information

Financial Projections

40. Please confirm that you have disclosed all projections and underlying assumptions of the company that were supplied to St. Charles Capital and used to formulate its opinion. To the extent that the projections that have been disclosed and will be disclosed have not been prepared in accordance with GAAP, advise us what consideration you have given to whether they require additional disclosure pursuant to Rule 100(a) of Regulation G.

Exchange of Certificates, page 42
41. We note that promptly after the transaction, HIA`s transfer agent will mail to each shareholder a letter of transmittal and instructions to effect the surrender of the certificates in exchange for a cash payment and a certificate representing the shareholder`s post-split shares, if any, and that upon surrender of a certificate for cancellation, together with the letter of transmittal, the holder of such certificate will receive a cash payment and a certificate representing his or her post-split shares and the surrendered certificate will be canceled. Please revise to disclose the approximate length of time between the effective date of the reverse stock split and the date on which shareholders will receive their cash payments for fractional shares.

Reservation of Rights, page 43
42. We note that you reserve the right to abandon the transaction without further action by your shareholders at any time before the filing of the certificate of amendment with the Secretary of State of
New York and to delay the transaction if there is litigation pending regarding the transaction. Please revise to elaborate on all of the conditions under which the board might consider not going through with or delaying the reverse split.

Documents Incorporated by Reference, page 43

43. Please note that Schedule 13E-3 does not specifically permit "forward incorporation" of any documents filed under Sections 13(a),
13(c), 14 or 15(d) of the Exchange Act. Rather, if you make any such filings, you must amend the Schedule 13E-3 to specifically incorporate them by reference. Please revise.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all filing persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the

Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing filed on EDGAR, a statement from by each filing person acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please contact Craig Slivka at (202) 551-3729 with any questions.


							Sincerely,


	Pamela A. Long
      Assistant Director

CC:	Andrew L. Blair, Esq.
	(303)298-0940
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Mr. Alan C. Bergold
HIA, Inc.
Page 1 of 10


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE